Exhibit 99.180

DeFi Technologies Wholly Owned Subsidiary, Valour Announces New Chief Information Officer

TORONTO, March 8, 2022 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RMJ) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, today announces that its subsidiary Valour Inc. (“Valour”), an issuer of digital asset exchange traded products (“ETPs”), has appointed John Sjöberg to the role of Chief Information Officer.

Mr. Sjöberg was previously the CTO and Head of Market Data at Nordic Growth Market (NGM), the Swedish stock exchange and provider of exchange trading system technology.

NGM has been at the forefront of rolling out innovative solutions of exchange trading systems, particularly within the securitised derivatives area, under the leadership of Mr. Sjöberg. He set up the IT organisation within NGM 16 years ago, and led the strategy, development and operations of the stock exchange’s IT organisation and market data function. He has been a vital part of the development of NGM’s successful growth throughout the last 16 years and was also responsible for the sales of IT and market data.

In the regulatory field, Mr. Sjöberg has led the company’s adaptations within IT to regulatory frameworks such as MiFID, MiFID II and MAR.

Mr. Sjöberg will work closely with Valour CEO, Tommy Fransson, and the management team of DeFi Technologies, Valour’s parent company, to lead Valour’s next phase of growth as it continues to expand its product offerings internationally.

Tommy Fransson, Chief Executive Officer of Valour, said: “John has a wealth of experience in originating and managing extremely robust and innovative IT infrastructure in a fully regulated environment. His competence and his interest for continuous development of the market will be a great support to our team.”

Mr. Sjöberg said: “Valour has in a short period of time made fantastic progress in the financial market by giving easy access to retail trading in an increasing set of cryptocurrencies. Providing retail investors with a wider variety of investment opportunities in quality products is close to my heart and I am excited to join Valour with its talented and hard-working team and be part of their future.”

Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across four European exchanges. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), and Terra (LUNA) ETPs, as well as Valour’s flagship Bitcoin Zero and Valour Ethereum Zero products, the first fully hedged, passive investment product with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee-free, with competitors still charging up to 2.5% in management fees.

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About DeFi Technologies
DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/

About Valour
Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi
Technologies Inc. (NEO: DEFI) (GR: RMJ.F) (OTC: DEFTF). For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the appointment of officers of Valour and DeFi Technologies, the development and listing of Valour’s ETPs; investor interest in Valour’s ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; expansion of DeFi Technologies and Valour into other geographic areas; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the acceptance of Valour ETPs by exchanges, including the NGM and Frankfurt; investor demand for DeFi Technologies’ and Valour’s products; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies, Inc.

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 07:30e 08-MAR-22